Exhibit 99.10

100 University Avenue, 9th floor Toronto ON, M5J 2Y1 www.computershare.com
Date: August 24, 2010
To: All Canadian Securities Regulatory Authorities
Subject: STUDENT TRANSPORATION INC.
Dear Sirs:
We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Meeting
Record Date for Notice of Meeting :	30/09/2010
Record Date for Voting (if applicable):	30/09/2010
Beneficial Ownership Determination Date :	30/09/2010
Meeting Date :	11/11/2010
Meeting Location (if available) :	Toronto, ON
Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	86388A108	CA86388A1084
Sincerely,
Computershare Trust Company of Canada /
Computershare Investor Services Inc.
Agent for STUDENT TRANSPORTATION INC.